UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check one):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-L   [X] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR
              For Period Ended: April 30, 2009

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: ______________________

________________________________________________________________________________

  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________


PART I - REGISTRANT INFORMATION

Propalms, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name, if Applicable


Unit 4, Park Farm Courtyard, Easthorpe, Malton, N. Yorkshire,
United Kingdom Y017 6QX
--------------------------------------------------------------------------------
Address of Principal Executive Offices (Street and Number)


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]  (b)   The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

The Issuer encountered difficulties in completing the accounting and reporting for certain disclosures and could not complete the report in sufficient time to permit the filing of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2009 on the scheduled date of June 15, 2009 without unreasonable expense and effort.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John Frohling     (973) 622-2800

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period than the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 Propalms, Inc.
         -------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 12, 2009                    By: /s/ Owen Dukes
                                           -----------------------------------
                                           Owen Dukes, CEO